Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

August 13, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link, Dorrie Yale, Howard Efron, and

Wilson Lee

Re:	AI Infrastructure Acquisition Corp. Draft Registration Statement on Form S-1 Submitted June 26, 2025 CIK No.: 0002073553

Ladies and Gentlemen:

This response letter (this “Response”) is submitted on behalf of AI Infrastructure Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated July 23, 2025 (the “Comment Letter”), with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), submitted to the SEC on June 26, 2025. The Company is concurrently submitting a Registration Statement on Form S-1 (the “Registration Statement”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in the Registration Statement.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Draft Registration Statement on Form S-1

Cover Page

1.	We note disclosure on page 20 and elsewhere in your prospectus that your class B shares have an anti-dilution adjustment feature, and that if you increase or decrease the size of your offering, you will cause the class B shares to equal approximately 25% of your issued and outstanding ordinary shares after the offering. Please revise your cover page to discuss this anti-dilution feature and discuss the extent to which such issuances may result in material dilution to shareholders. Refer to Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosures on the cover page of the Registration Statement.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 13, 2025

Sponsor Compensation, page 4

2.	We refer to your disclosures that interests in the sponsor will be issued as director compensation. Please add this compensation and the directors to the compensation table. See Item 1602(b)(6) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 4 and 93 of the Registration Statement.

Other Acquisition Considerations, page 11

3.	Please revise your disclosure in the last paragraph in this section to address how the terms of any additional financing may impact your unaffiliated shareholders. See Item 1602(b)(5) of Regulation S-K. In addition, in the “Dilution” section where you discuss your assumption that you are not issuing additional securities in connection with additional financing, please revise to clarify that you are intending to acquire a business with an enterprise value that is “significantly” above the net proceeds of your offering, as you state on page 11.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 11 and 76 of the Registration Statement.

Potential Conflicts of Interest, page 13

4.	Please expand your disclosures to discuss any potential conflicts that may arise from your sponsor’s connection with Jet.AI, or advise. See Item 1602(b)(6) of Regulation S-K.

Response: In the Draft Registration Statement the Company identified potential conflicts of interest, including under the heading “Potential Conflicts of Interest”. And, in various locations in the Registration Statement the Company has identified that its affiliates, and the sponsor have a connection to Jet.AI, including on pages 3, 8, 14, 91, and 116. In the Registration Statement the Company has expanded on the circumstances that may give rise to the conflicts of interest to highlight that certain of these potential conflicts of interest relate to these connections with Jet.AI. In addition, the Draft Registration Statement included the disclosure required by Item 1602(b)(6) of Regulation S-K in the table on pages 4 and 92, which pertains to compensation that the sponsor and its affiliates have received or may receive. In the Registration Statement, the Company has expanded that disclosure.

Ability to extend time to complete business combination, page 24

5.	Please address whether there are any limitations on the number of times you can extend the time period to consummate an initial business combination with shareholder approval. See Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosures on the cover page and on pages 12, 24, and 94 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 13, 2025

Manner of conducting redemptions, page 27

6.	You state here and in the risk factor on page 35 that you expect your sponsor and permitted transferees will own at least 20% of your issued and outstanding shares at the time of a shareholder vote for an initial business combination. However, you also have disclosure stating that there are mechanisms in place to ensure that your sponsor will own approximately 25% of the issued and outstanding shares after the offering. Please revise to reconcile your disclosures. In addition, please expand on the second bullet on page 32 to highlight that no public shares would be required to be voted in favor of a business combination in certain circumstances.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 28, 32, and 35 of the Registration Statement.

Limited payments to insiders, page 30

7.	Please revise to also address the payment of $10,000 per month for office space, utilities and secretarial and administrative support. Please also revise the Related Party Transactions section on page 84 to address the $10,000 per month payment.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 30 and 85 of the Registration Statement.

Our Sponsor, page 91

8.	We note your disclosure on page 120 regarding the beneficial ownership of your sponsor AIIA Sponsor Ltd.. Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests. Please also revise to clarify the role of Jet.AI in your sponsor, or advise. See Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 3 and 91 of the Registration Statement.

Recent Accounting Standards, page F-12

9.	Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and/or revise accordingly.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages F-12 and F-13 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 13, 2025

General

10.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the private shares and rights which would expire worthless.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that its sponsor, AIIA Sponsor Ltd., is a Cayman Islands ordinary resident company, limited by shares. Wrendon Timothy, one of the Company’s directors, as well as one of the three directors of the sponsor, is a resident of the Cayman Islands. Additionally, Wrendon Timothy, both individually and through an entity in which he has voting and dispositive power, and assuming each of our independent directors are issued the membership interests in our sponsor described in the Registration Statement, will beneficially own approximately 16.35% of the voting interest in sponsor. Accordingly, a portion of the capital contributions made to the sponsor are from non-U.S. persons. Except as disclosed herein, the sponsor has no other substantial ties with a non-U.S. person.

Additionally, the Company has revised its disclosures on page 36 of the Registration Statement to include a risk factor discussing the risk to investors that we may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity.

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Thank you for your review and consideration of the matters set forth in this Response and in the Registration Statement. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston Chief Executive Officer AI Infrastructure Acquisition Corp.